SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                               SCHEDULE 14D-9
                               (RULE 14D-l01)
    SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D) (4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934


                     AETNA REAL ESTATE ASSOCIATES, L.P.
                         (NAME OF SUBJECT COMPANY)

                            AREA GP CORPORATION
                           AETNA/AREA CORPORATION
                     (NAME OF PERSON FILING STATEMENT)

                    Limited Partnership Depository Units
                       (TITLE OF CLASS OF SECURITIES)

                                008161 10 10
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

Mark J. Marcucci                           Daniel R. Leary
AREA GP CORPORATION                        AETNA/AREA CORPORATION
3 World Financial Center, 29th Floor       242 Trumbull Street
New York, New York 10285                   Hartford, Connecticut 06103
(212) 526-3183                             (860) 275-2178
(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
      AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                  Copy to:

                            Mark C. Smith, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3330




ITEM 1.        SUBJECT COMPANY INFORMATION

               The subject company is Aetna Real Estate Associates, L.P., a Delaware limited partnership (the "Partnership"). The general partners of the Partnership (the "General Partners") are AREA GP Corporation, a Delaware corporation ("AREA GP"), and Aetna/AREA Corporation, a Connecticut corporation ("Aetna/AREA"). The address of the principal executive offices of (i) AREA GP is 3 World Financial Center, 29th Floor, New York, New York 10285 and (ii) each of the Partnership and Aetna/AREA is 242 Trumbull Street, Hartford, Connecticut 06103. The title of the class of equity securities to which this statement relates is the outstanding Limited Partnership Depositary Units of the Partnership (the "Units"). As of March 16, 2001, there were 12,724,547 Units issued and outstanding.

ITEM 2.        IDENTITY AND BACKGROUND OF FILING PERSON

               The names and business addresses of the General Partners, which are the persons filing this statement, are set forth in Item 1 above.

               This statement relates to the unsolicited tender offer being made by Oak Investors, LLC, a Delaware limited liability company (the "Bidder"), disclosed in a Tender Offer Statement on Schedule TO, dated February 12, 2001 (the "Schedule TO"), to purchase from holders of Units ("Unitholders") up to 340,000 (approximately 2.7%) of the outstanding Units of the Partnership, at $6.50 cash per Unit, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 12, 2001 (the "Offer to Purchase") and the Letter of Transmittal (the "Letter of Transmittal" and together with the Offer to Purchase, the "Oak Offer"), provided that pursuant to the Oak Offer, the tender offer price per Unit will be reduced by an amount equal to any distribution declared or paid from any source by the Partnership to the Unitholder after January 1, 2001 without regard to the record date or whether such distribution is classified as a return on, or a return of, capital. Neither the Bidder nor any of its affiliates are affiliated with the Partnership or its General Partners and the Oak Offer was not solicited by the Partnership. The Schedule TO states that the principal place of business of the Bidder is located at 1650 Hotel Circle North, Suite 200, San Diego, California 92108.

ITEM 3.        PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

               The Partnership does not have any directors or executive officers. The General Partners responsible for the management of the Partnership's business are AREA GP and Aetna/AREA. Except as described below, there are no material contracts, agreements, arrangements and understanding or any actual or potential conflicts of interest between the General Partners or their respective affiliates and the Partnership, its executive officers, directors or affiliates.

               The General Partners are entitled to receive an investment portfolio fee based on the net asset value of the Partnership's investments. The fee is payable quarterly, in arrears, from available cash flow and may not exceed 2.5% per annum of net asset value. The applicable percentage, for the purpose of calculating this fee, declines to 2% per annum for investments in properties held by the Partnership more than 10 years but less than 15 years, and to 1.75% per annum for investments in properties held more than 15 years. Effective March 15, 1999 each of the above rates was reduced by .25% per annum, and will decrease another .25% per annum as of June 19, 2001 pursuant to the Settlement Agreement discussed in Item 8 to this schedule. For the year ended December 31, 2000, Aetna/AREA and AREA GP each earned fees of $1,599,410. For the prior year, Aetna/AREA and AREA GP earned fees of $2,029,436 and $2,297,914, respectively.

               During the year ended December 31, 2000, $184,757 was paid to Aetna Life Insurance Company, an affiliate of Aetna/AREA, primarily as reimbursement for insurance expense previously paid on behalf of the Partnership by Aetna Life Insurance Company to entities not affiliated with the Partnership or Aetna Life Insurance Company.

               AREA GP and Aetna/AREA, as General Partners, and their respective officers and directors, are each entitled to indemnification under certain circumstances from the Partnership pursuant to provisions of the Partnership Agreement.

               The Bidder has suggested that it may seek to remove the General Partners. Under the terms of the Partnership Agreement, upon the removal of the General Partners by the Unitholders or upon the resignation of the General Partners within 120 days after the occurrence of a "Removal Event," as described herein, the General Partners will be entitled to receive termination compensation, which will be payable with interest over a five-year period and will be secured by the assets of the Partnership. The amount of such termination compensation could be substantial. The Partnership Agreement deems a "Removal Event" to have occurred if, without the consent of the General Partners, there occurs or is approved, by the approval of Limited Partners or otherwise, (a) the merger or consolidation of the Partnership, (b) the liquidation or dissolution of the Partnership,
(c) the disposition by the Partnership of any interest in a property owned by the Partnership or a loan made by the Partnership to a property, or (d) the election of any person as a general partner of the Partnership. The holder or holders of a majority of Units may take any of the above actions without the consent of the General Partners at a meeting of the Partnership.

ITEM 4.        THE SOLICITATION OR RECOMMENDATION

               (A) Following receipt of the Oak Offer, the General Partners reviewed and considered the Oak Offer and explored various possible alternative courses of action which might be available to the Partnership in response to the Oak Offer. THE GENERAL PARTNERS, IN LIGHT OF ALL RELEVANT CIRCUMSTANCES, DETERMINED THAT THE OAK OFFER IS INADEQUATE, NOT IN THE BEST INTERESTS OF EITHER THE PARTNERSHIP OR UNITHOLDERS AND STRONGLY RECOMMEND THAT UNITHOLDERS REJECT IT.

               (B) The General Partners reached the conclusion set forth in
Item 4(A) after considering a variety of factors, including, but not limited to the following:

                      (i) The price per Unit offered by the Bidder does not reflect the value inherent in the Units. The price being offered by the Bidder pursuant to the Oak Offer is equal to approximately 51% of the NAV of $12.65 per Unit as of December 31, 2000, the latest quarterly independent appraisal of NAV. (NAV is the Partnership's net asset value calculated using Current Value Reporting.) In addition, no independent person was retained by the Bidder to evaluate or render an opinion with respect to the purchase price and the Bidder made no representation as to the fairness of the purchase price. The Oak Offer provides that the cash tender offer price per Unit stated in the Oak Offer will be reduced by an amount equal to any distribution declared or paid from any source by the Partnership to the Unitholders after January 1, 2001 without regard to the record date or whether such distributions are classified as a return on, or a return of, capital. The Partnership's NAV was calculated assuming a hypothetical sale at December 31, 2000 of all the Partnership's properties at a price based upon independent appraisals of the Partnership's properties as of December 31, 2000, adjusted for the Partnership's current assets and liabilities.

                      (ii) To date, Unitholders who have owned their Units since the inception of the Partnership have received total cash distributions of approximately $20.90 per original $20.00 Unit. Unitholders who sell their Units to Oak will lose their right to future distributions from cash flow, as well as distributions from any future sales of the properties, including the special distribution of approximately $1.00 per Unit that will be paid in the near future as a result of the sale of Marina Bay Industrial Park. In addition, the General Partners are evaluating the Partnership's cash reserves and future cash needs to determine if a special cash distribution of excess reserves can be paid to the limited partners. Additional information regarding this potential distribution will be included in future correspondence.

                      (iii) The General Partners have commenced a plan to market the Partnership's remaining properties. To date, ten of the Partnership's fourteen properties and one of the three buildings at Westgate Distribution Center have been sold. Five properties were sold during 1999 and Unitholders received two special distributions totaling $3.14 per Unit in 1999. An additional four properties and the Westgate building were sold during 2000. The Partnership received net proceeds of approximately $54.9 million from the properties sold in 2000. As a result of these sales, special cash distributions, totaling $4.26 per Unit, were paid to Unitholders in 2000. In addition, the Marina Bay Industrial Park was sold on March 5, 2001 for net proceeds of approximately $13,399,943. As a result of the sale of the Marina Bay Industrial Park, a special cash distribution in the approximate amount of $1.00 per Unit will be paid to Unitholders in the near future. Unitholders who sell their Units to the Bidder will not receive this distribution.

                      (iv) With respect to the Partnership's remaining four properties, we are negotiating a contract for the sale of Powell Street Plaza. In addition, we have begun the process of selecting brokers and expect to begin marketing Summit Village, Westgate Distribution Center and Town Center Business Park during the second quarter of 2001.

                      (v) The Bidder has stated that it is making the Oak Offer with a view to making a profit. Accordingly, there is a conflict of interest between its desire to purchase the Units at a low price and Unitholders' desire to sell their Units at a high price.

                      (vi) As stated by the Bidder in the Offer to Purchase, if the Oak Offer is successful, the Bidder may be in a position to influence control over the Partnership and to influence voting decisions and may seek to remove the General Partners.

               (C) Neither the Partnership nor either of the General Partners has effected any transactions in the Units during the past 60 days. Except as described below, the Partnership is not aware of any other transactions in the Units during the past 60 days by any of the General Partners' executive officers, directors, affiliates, or subsidiaries.

ITEM 5.        PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

               The Partnership has retained its administrative agent (the "Agent") to assist with communications with Unitholders with respect to, and to provide other services to the Partnership in connection with, ongoing investor relation matters, including the Oak Offer. The Partnership pays the Agent a monthly fee for services and reimburses it for reasonable expenses. The Partnership will not pay the Agent any additional amount beyond the monthly fee in connection with the Oak Offer. Neither the Partnership nor any person acting on its behalf has employed, retained, or compensated or intends to employ, retain, or compensate any other person or class of persons to make solicitations or recommendations to Unitholders on its behalf concerning the Oak Offer.

ITEM 6.        INTEREST IN SECURITIES OF THE SUBJECT COMPANY

               Neither the Partnership nor, to the knowledge of the Partnership, any of the General Partners executive officers, directors, affiliates, or subsidiaries intends to tender Units owned by them in the Oak Offer.

ITEM 7.        PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

               The General Partners have commenced a plan to market the Partnership's remaining properties. To date, ten of the Partnership's fourteen properties and one of the three buildings at Westgate Distribution Center have been sold. Five properties were sold during 1999 and Unitholders received two special distributions totaling $3.14 per Unit in 1999. An additional four properties and the Westgate building were sold during 2000. The Partnership received net proceeds of approximately $54.9 million from the properties sold in 2000. As a result of these sales, special cash distributions, totaling $4.26 per Unit, were paid to Unitholders in 2000. In addition, the Marina Bay Industrial Park was sold on March 5, 2001 for net proceeds of approximately $13,399,943. As a result of the sale of the Marina Bay Industrial Park, a special cash distribution in the approximate amount of $1.00 per Unit will be paid to Unitholders in the near future. Unitholders who sell their Units to the Bidder will not receive this distribution. With respect to the Partnership's remaining four properties, we are negotiating a contract for the sale of Powell Street Plaza. In addition, we have begun the process of selecting brokers and expect to begin marketing Summit Village, Westgate Distribution Center and Town Center Business Park during the second quarter of 2001.


ITEM 8.        ADDITIONAL INFORMATION

               On August 11, 1998, the Bidder and Cedar Partners, L.P. (collectively, "Oak"), filed suit against the Partnership in the Court of Chancery of the State of Delaware in and for New Castle County (the "Complaint"). The Complaint alleged that the Partnership failed to deliver a list of Unitholders upon Oak's demand and that such failure constituted a breach of the Delaware Revised Uniform Limited Partnership Act and a breach of the Partnership Agreement. Subsequently, the Partnership and the General Partners contacted Oak and the parties settled such litigation upon the terms and conditions set forth in the Settlement Agreement attached as
Exhibit 2 to this Schedule 14D-9 and incorporated herein by reference (the "Settlement Agreement"). The Settlement Agreement provides that upon the Partnership providing a list of Unitholders to Oak, Oak will dismiss the litigation with prejudice. In addition, the Settlement Agreement provides that upon any vote of Unitholders, Oak will vote its Units in the same manner and in the same proportion as all other Unitholders who vote on such proposal. To the knowledge of the General Partners, except as described above, there are no material contracts, agreements, arrangements and understandings or any actual or potential conflicts of interest between the Partnership or its affiliates and Oak, their executive officers, directors or affiliates.

               In November 1996, the Partnership and the General Partners were named as defendants in two purported class action lawsuits filed in the Chancery Court of Delaware in New Castle County, entitled Bobbitt v. Aetna Real Estate Associates, L.P., et al and Estes v. Aetna Real Estate Associates, L.P., et al (collectively, the "Class Action Complaints"). The Class Action Complaints alleged, among other things, that management fees that had been paid to the General Partners were excessive and that a standstill agreement with a then tender offeror which had the effect of limiting the number of Partnership Units that would be the subject of any tender offer was unlawful.

               On March 15, 1999, the parties entered into a Stipulation and Agreement of Compromise, Settlement and Release (the "Stipulation"), which was filed with and subject to approval by the Delaware Chancery Court. The court approved the Stipulation on May 19, 1999, and no appeal was filed within the applicable period.

               Upon the approval by the court of the Stipulation, the Applicable Percentage, as defined in Section 6.6 of the Partnership Agreement, used to calculate the Investment Portfolio Fee per quarter which is paid to the General Partners, was reduced by 0.0625% (the "First Reduction") . The First Reduction was effective on June 19, 1999 (the "Final Date") and was applied retroactively to March 15, 1999, the date of the execution of the Stipulation. The First Reduction resulted in a 0.25% reduction of the annual Investment Portfolio Fee otherwise provided in the Partnership's limited partnership agreement. Effective on the second anniversary of the Final Date, the Applicable Percentage will be reduced by an additional 0.0625% per quarter (the "Second Reduction"). The First and Second Reductions will apply cumulatively so that the annual Investment Portfolio Fee from the second anniversary of the Final Date through the termination of the Partnership will be a total of 0.50% below the annual Investment Portfolio Fee otherwise provided in the Partnership's limited partnership agreement.

               Pursuant to the terms of the Stipulation, the Partnership made a special cash distribution out of Partnership cash reserves on April 14, 1999 of $2,544,909 ($0.20 per Unit) to Limited Partners and $25,706 to the General Partners. As part of the Settlement Agreement the plaintiff's attorneys were paid fees and out-of-pocket expenses totaling $2,195,757 during the twelve months ended December 31, 1999. In addition, legal expenses on behalf of the Partnership and the General Partners amounting to $212,346 were paid or accrued at December 31, 1999. The total legal expense of the litigation for the twelve months ended December 31, 1999 aggregated $2,408,103. No additional legal expense related to this matter was incurred for the twelve months ended December 31, 2000.

ITEM 9.        EXHIBITS

               1. Letter from Aetna Real Estate Associates, L.P. to Unitholders, dated March 20, 2001.

               2.(*) Settlement Agreement, dated as of August 20, 1998, among Aetna Real Estate Associates, L.P., Oak Investors LLC and Cedar Partners, L.P.

        (*) This document is incorporated by reference from the Schedule 14D-9 filed by the Partnership on July 18, 2000.


                                 SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 2001

                                        AETNA REAL ESTATE ASSOCIATES, L.P.

                                        By:    Aetna/AREA Corporation
                                               General Partner

                                               By:    /s/ Daniel R. Leary
                                                      -----------------------
                                               Name:  Daniel R. Leary
                                               Title: President

                                        By:    AREA GP Corporation
                                               General Partner

                                               By:    /s/ Mark J. Marcucci
                                                      -----------------------
                                               Name:  Mark J. Marcucci
                                               Title: President




                               EXHIBIT INDEX

Exhibit             Description
-------             -----------

1. Form of Letter from Aetna Real Estate Associates, L.P. to Unitholders, dated March 20, 2001

2.(*) Settlement Agreement, dated as of August 20, 1998, among Aetna Real Estate Associates, L.P., Oak Investors LLC and Cedar Partners, L.P.

(*) This document is incorporated by reference from the Schedule 14D-9 filed by the Partnership on July 18, 2000.